Exhibit (a)(2)(A)
Dear Fellow Stockholder:
On September 15, 2010, Ramius V&O Acquisition LLC (“Ramius”) commenced an unsolicited tender offer for all of the outstanding shares of Cypress Bioscience, Inc. for $4.25 per share in cash (“the Ramius offer”).
After careful consideration, including a thorough review of the Ramius offer, with the benefit of advice from its independent financial and legal advisors, your Board of Directors has unanimously determined that the Ramius offer grossly undervalues Cypress’ current business and future prospects, is highly conditional rendering it illusory and is not in the best interests of the Company and its stockholders (other than Ramius and its affiliates).
Your Board of Directors takes its fiduciary duties very seriously and will continue to do what is in the best interests of all Cypress stockholders. The Cypress Board has determined to engage in a broad evaluation of Cypress’ strategic alternatives, with the assistance of its financial advisors, in order to maximize value for all Cypress stockholders. The Board’s commitment to explore strategic alternatives for Cypress may include monetization of certain Cypress assets or other transactions that deliver value to Cypress’ stockholders and/or pursuit of Cypress’ current CNS strategy or, a sale or strategic combination of Cypress with third parties. Cypress will continue to operate its business in the ordinary course, taking into account the exploration of alternatives process. Among other ongoing activities, Cypress will continue to take actions to implement the Board’s direction to sell its diagnostics business or exit from it by the end of the third calendar quarter of 2010.
YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU
REJECT RAMIUS’ OFFER AND NOT TENDER YOUR SHARES
In making its determination, your Board considered, among other things:
•	The Ramius offer grossly undervalues Cypress’ current business and future prospects. The Board believes that the Ramius offer is designed to provide Ramius with an extremely attractive return on its recent investment in the Company at the expense of all other Cypress stockholders. The Ramius offer does not adequately account for the significant value of the ongoing cash flow from the Savella royalty stream, which alone, significantly exceeds the value of Cypress implied by the Ramius offer. In addition, the Ramius offer undervalues Cypress’ existing business and prospects in the CNS market, a market that generated $121 billion in worldwide sales in 2009. Cypress’ management team possesses unique know-how that has led to the successful development and marketing of CNS products and Cypress holds a valuable portfolio of intellectual property rights and pre-clinical and clinical data relating to the CYP-1020, Carbetocin and Staccato Nicotine programs. The Board believes each of these programs has a positive expected value based on the cash investment required and future potential profits, and also notes that the Ramius offer is even below Cypress’ liquidation value.

•	The Ramius offer is funded almost entirely by Cypress’ own cash and other assets, including the monetization of the Savella royalty, resulting in Ramius providing only approximately $17.8 million, or $0.51 per share, in purchase price that is not funded by Cypress. The $125 million contingent financing of the Ramius offer requires immediate repayment of $80 million in cash and delivery of 50 percent interest in the Savella royalty in exchange for the remaining $45 million at the closing of the Ramius offer. As of August 31, 2010, Cypress had cash and cash equivalents of approximately $99.7 million and Cypress currently expects to end the year with approximately $85 million. Furthermore, Cypress has no outstanding indebtedness. As a result, Ramius is funding nearly the entire offer with Cypress cash and partial monetization of the Savella royalty.

•	The consummation of the Ramius offer would transfer significant value from other stockholders of Cypress to Ramius. Ramius is funding nearly all of the offer with assets of Cypress and will retain for itself at least 50 percent of the Savella royalty stream and other CNS assets, enabling Ramius to generate an enormous potential monetary return in a short-term period, at the expense of Cypress’ other stockholders.

•	The Board has determined to engage in a broad evaluation of its strategic alternatives, with the assistance of its financial advisors, in order to maximize value for all stockholders. The Board has committed to explore strategic alternatives for Cypress, which may include monetization of certain Cypress assets or other transactions that deliver value to Cypress’ stockholders and/or pursuit of Cypress’ current CNS strategy, or a sale or strategic combination of Cypress with third parties. The consummation of the Ramius offer would deprive other stockholders the opportunity to realize value from the Board’s pursuit of strategic alternatives.

•	The Ramius offer is not a firm commitment, is highly conditional and is unlikely to close by the expiration date, if at all — calling into question Ramius’ commitment to acquire Cypress. The Ramius offer has numerous conditions that make it highly unlikely to close on October 13, 2010 (the expiration date as stated in its offer), or thereafter, assuming the Ramius offer is extended. These conditions include, among others: the No Impairment Condition, the Financing Condition, the Minimum Cash Balance Condition, and the 90 Percent Tender Condition, which are discussed in detail in the Company’s 14D-9. The Board believes that the Ramius offer is essentially a one-way option in favor of Ramius to acquire Cypress, not a bona fide offer subject only to reasonable and customary conditions.

•	The Ramius offer is opportunistic and timed to take advantage of Cypress’ currently depressed stock price. The Board believes that the Ramius offer represents an opportunistic attempt by Ramius to purchase shares of the Company’s common stock that has been impacted by market dislocation resulting from Cypress’ change in strategy, and is currently at a depressed level. The Ramius offer price represents a discount of 42.9 percent from Cypress’ 52-week high. Ramius and its affiliates were not stockholders of Cypress until May 27, 2010, and sold virtually all of their shares immediately following the announcement of the BioLine transaction and thereafter acquired all of their current shareholdings at a weighted average cost of approximately $2.55 per share. Thus, the Ramius offer is intended to enable Ramius to profit enormously in a very short time period at the expense of Cypress’ other stockholders who are being offered a discount to Cypress’ liquidation value.

•	Ramius’ tactics have been designed to divert attention away from its grossly undervalued offer. Ramius has engaged in a carefully orchestrated public campaign designed to divert attention away from the fact that the Ramius offer grossly undervalues Cypress and inappropriately transfers significant value to Ramius and its affiliates from other stockholders. The Ramius offer is essentially a proposal to liquidate Cypress for the benefit of Ramius with the result that existing stockholders receive a significant discount to even the liquidation value of Cypress. Moreover, Ramius receives an enormous, disproportionate and unjustified return on its investment utilizing Cypress’ cash and assets to effect a transaction, all at the expense of the other Cypress stockholders.
In order to maintain the status quo while Cypress explores strategic alternatives to maximize stockholder value, your Board has adopted a stockholder rights plan with a term of one year.
The enclosed Schedule 14D-9 contains a detailed description of certain of the reasons for your Board of Directors’ unanimous recommendation to reject Ramius’ offer and some of the significant factors it considered. We strongly encourage you to read the attached Schedule 14D-9 carefully and in its entirety, in particular pages 9 through 13, so that you will be fully informed as to the Board of Directors’ recommendation.
YOUR BOARD WILL CONTINUE TO ACT IN YOUR BEST INTERESTS
Your Board and management team believe that an exploration of a range of strategic alternatives could deliver greater value to Cypress stockholders than the Ramius offer. We therefore urge you to support your Board’s efforts to maximize value on behalf of all stockholders and NOT tender your shares.
Thank you for your continued support.
On Behalf of the Board of Directors,
/s/ Daniel H. Petree
Daniel H. Petree
Lead Independent Director of the Board of Directors